Sun River Energy, Inc.
                                7609 Ralston Road
                                Arvada, CO 80002
                            Telephone:(303) 422-8127


                                December 3, 2009






VIA EDGAR

Securities and Exchange Commission
Gary Newberry & Chris White
Division of Corporation Finance
Mail Stop 4628
Washington, D.C.  20549

Re:      Sun River Energy, Inc.
         Form 10-K for the Fiscal Year Ended  April 30, 2009 Filed  August 13,
         2009
         File No. 00-27485

Dear Mr. Newberry & Mr. White:

     In response to the Comment Letter dated September 14, 2009 ("Comment Letter") acknowledges to the SEC that:


          1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

          2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope this satisfies your requirement.

     If you have any questions, please let me know.


                                                  Sincerely,


                                                  /s/ Redgie Green
                                                  ---------------------
                                                  Redgie Green, CEO